Exhibit 99.1

Pacific Premier Bancorp, Inc. Announces Acquisition of Independence Bank

Highlights of the Announced Transaction:

·      In-market consolidation that connects Pacific Premier’s footprint in Southern California

·      Low-cost core deposit base comprised of 25.9% non-interest bearing demand deposits and

81.5% non-CDs with a total cost of deposits of 0.40% at September 30, 2014

·      Opportunity for significant cost savings and operational synergies for the pro forma company

·      Compelling economics for the Company’s shareholders with immediate EPS accretion

Irvine, Calif., October 22, 2014 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the “Company”, “we”, “us” or “our”), the holding company of Pacific Premier Bank (the “Bank”), announced that it has entered into a definitive agreement to acquire Independence Bank (OTCQB: IDPK), a Newport Beach, California, based state-chartered bank with $426.2 million in total assets, $341.1 million in gross loans and $358.3 million in total deposits at September 30, 2014. Independence Bank has six branches located in Orange County and Riverside County. This transaction will strengthen the Company’s competitive position as one of the premier banks headquartered in Southern California.

The Company expects that the transaction will be immediately accretive to EPS in 2015, excluding non-recurring deal related expenses, and expects EPS accretion to be approximately 9.6% in 2016. The Company expects tangible book value dilution of approximately 5.0% at close to be earned-back within 3.2 years. The Company anticipates there will be significant cost savings and synergies due to the consolidation of 2 branch locations in Newport Beach and Fountain Valley, as well as the reduction of typical back office expenses.

Steven R. Gardner, President and Chief Executive Officer of the Company commented, “This is an attractive opportunity for us to acquire a high quality commercial banking franchise in our backyard. The Independence Bank branch locations will connect our existing footprint between Orange County and the broader Coachella Valley. This acquisition represents an important element of our strategic growth plan and provides us with meaningful operational scale in our core markets.”

Mr. Gardner continued, “We view this as an exciting opportunity for our combined shareholders, customers and employees. Independence Bank’s existing customers will continue to receive the same excellent customer service and products without disruption. Additionally, the acquisition of Independence Bank will allow us to deploy a portion of our current capital base into a compelling investment which we anticipate will produce attractive returns for shareholders.”

“This merger is a combination of two high quality organizations and we believe the combined company is better positioned for continued growth and success,” said Chuck Thomas, President and Chief Executive Officer of Independence Bank. “The combination will have tremendous benefits for our customers and shareholders. Our customers will be joining a $2.5 billion Southern California banking franchise which can offer larger lending limits and an expanded array of products and services.”

Independence Bank Details

As of September 30, 2014, Independence Bank’s low-cost core deposit base consisted of 25.9% non-interest bearing demand deposits and 81.5% non-CDs. Independence Bank had a total cost of deposits of 0.40% for the quarter ended September 30, 2014.

Independence Bank has a diversified loan portfolio with commercial real estate, multi-family and non-SBA C&I loans comprising 51%, 29% and 16%, respectively, of the loan portfolio at September 30, 2014. On a pro forma combined basis, with the proposed acquisition of Independence Bank, the Company would have total assets of $2.5 billion, total loans outstanding of $1.9 billion and total deposits of $1.9 billion as of September 30, 2014 (unaudited).

Transaction Details

The aggregate merger consideration is currently estimated at approximately $71.5 million, based on a $14.73 closing price of the Company’s common stock on October 21, 2014. Under the terms of the definitive agreement, holders of Independence Bank common stock, stock options and warrants will receive aggregate cash consideration of $7.2 million and aggregate stock consideration currently estimated at $64.3 million. The Independence Bank shareholders will own approximately 20.4% of the combined company. Independence Bank shareholders will have a choice between electing to receive $13.75 per share in cash or 0.9259 of a share of the Company’s common stock for each share of Independence Bank or a combination thereof, subject to the overall requirement that 10% of the aggregate consideration will be in the form of cash and 90% will be in the form of the Company’s common stock. The number of shares of the Company’s common stock to be issued to Independence Bank shareholders is based on a fixed exchange ratio provided that the Company’s stock price remains between $13.365 and $16.335 as measured by the 10-day average closing price up to and including the fifth trading day prior to closing of the transaction. The value of the stock portion of consideration will fluctuate based on the value of the Company’s common stock. To the extent the average closing price of the Company’s common stock is outside this price range, then the exchange ratio will adjust to reflect the increase or decrease of the Company’s common stock that is outside of this range.

The transaction is expected to close in the first quarter of 2015, subject to satisfaction of customary closing conditions, including regulatory approvals and approval of Independence Bank and the Company’s shareholders. Directors and executive officers of Independence Bank have entered into agreements with the Company and Independence Bank whereby they committed to vote their shares of Independence Bank common stock in favor of the acquisition. For additional information about the proposed acquisition of Independence Bank, you should carefully read the definitive agreement that we filed with the Securities and Exchange Commission (“SEC”) today.

D.A. Davidson & Co. acted as financial advisor to the Company in the transaction and delivered a fairness opinion to the Board of Directors of the Company. Holland & Knight LLP served as legal counsel to the Company. Keefe, Bruyette & Woods, Inc., A Stifel Company, acted as financial advisor to Independence Bank and delivered a fairness opinion to the Board of Directors of Independence Bank. Stinson Leonard Street LLP served as legal counsel to Independence Bank.

Conference Call and Webcast

    The Company will host a conference call at 9:00 a.m. PT / 12:00 p.m. ET on October 22, 2014 to discuss the merger announcement. Analysts and investors may participate in the question-and-answer session. The conference call will be webcast live on the Investor Relations section of the Company’s website www.ppbi.com. An archived version of the webcast will made be available in the same location shortly after the live call has ended. The conference call can be accessed by telephone at (866) 290-5977 and ask to join the “Pacific Premier Bancorp” conference call. Additionally a telephone replay will be made available through October 30, 2014 at (877) 344-7529, access code 10054119.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest community banks headquartered in Southern California. Pacific Premier Bank is a business bank primarily focused on serving small and middle market business in the counties of Los Angeles, Orange, Riverside, San Bernardino and San Diego, California. Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, residential warehouse and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide. Pacific Premier Bank serves its customers through its 13 full-service depository branches in Southern California located in the cities of Encinitas, Huntington Beach, Irvine, Los Alamitos, Newport Beach, Palm Desert, Palm Springs, San Bernardino, San Diego and Seal Beach.

About Independence Bank

     Independence Bank is a full service community bank, founded by highly experienced bankers and business leaders from Orange County. Founded in 2004, Independence Bank has sustained a successful business model of customer and community focus as well as significant growth during that time. Independence Bank now has six regional offices serving Orange and Riverside Counties in Southern California. For additional information about Independence Bank, visit its website at www.independence- bank.net.

FORWARD-LOOKING COMMENTS

This press release may contain forward-looking statements regarding the Company, Independence Bank and the proposed acquisition. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the acquisition may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the acquisition; conditions to the closing of the acquisition may not be satisfied; the shareholders of Independence Bank may fail to approve the consummation of the acquisition; and the shareholders of the Company may not approve the issuance of shares of the Company common stock for the acquisition. Annualized, pro forma, projected and estimated numbers in this press release are used for illustrative purposes only, are not forecasts and may not reflect actual results.

The Company and Independence Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

NOTICE TO SHARHEOLDERS

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition transaction, a registration statement on Form S-4 will be filed with the SEC by the Company. The registration statement will contain a joint proxy statement/prospectus to be distributed to the shareholders of Independence Bank and the Company in connection with their vote on the acquisition. SHAREHOLDERS OF INDEPENDENCE BANK AND THE COMPANY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final joint proxy statement/prospectus will be mailed to shareholders of Independence Bank and the Company. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge by (1) accessing the Company’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing the Company at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing Independence Bank at 4525 MacArthur Boulevard, Newport Beach, CA 92660, Attention: Corporate Secretary.

The directors, executive officers and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition. Information about the directors and executive officers of the Company is included in the proxy statement for its 2014 annual meeting of the Company shareholders, which was filed with the SEC on April 16, 2014. The directors, executive officers and certain other members of management and employees of Independence Bank may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of Independence Bank. Information about the directors and executive officers of Independence Bank will be included in the joint proxy statement/prospectus for the acquisition. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Pacific Premier Bancorp, Inc. and Pacific Premier Bank

Steve Gardner
President & Chief Executive Officer
(949) 864-8000 sgardner@ppbi.com or

Independence Bank

Chuck Thomas
President & Chief Executive Officer
(949) 266-6011 cthomas@ibankca.com